SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release issued by Telecom Personal S.A.

FOR IMMEDIATE RELEASE Buenos Aires, December 17, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Press Release issued by Telecom Personal S.A.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (‘Telecom Argentina’) to attach a free translation of the letter submitted to the Comisión Nacional de Valores (“CNV”) by our controlled subsidiary Telecom Personal S.A.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Responsible for Market Relations

FOR IMMEDIATE RELEASE

Buenos Aires, December 17, 2014

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir:

Ref.: Payment of the frequency bands assigned in the framework of the Public Auction for the rendering of Personal Communication Services (“PCS”), of Cellular Mobile Radiocommunication Services (“SRMC”) and Advanced Mobile Communication Services (“SCMA”) called by the Secretariat of Communications through Resolution 38/2014 (the “Auction”)

I am writing to you as Responsible for Market Relations of Telecom Personal S.A (‘Telecom Personal’ or “the Company”) in reference to the matter informed on November 3rd, 2014.

In this respect, we inform you that today Telecom Personal has proceeded with the payment for the following frequency bands assigned to the Company through Resolutions 80/2014, 81/2014, 82/2014 and 83/2014 of the Secretariat of Communications (‘SC’):

i)	For the PCS service, in Lot N° 5 (Band: 1890-1892.5 Mhz / 1970-1972.5 Mhz -Area I-)

ii)	For the SRMC service, in Lot N° 2 (Band: 830.25-834 Mhz / 875.25/879 Mhz -Area II-)

iii)	For the PCS service in Lot N° 6 (Band: 1862.5-1867.5 Mhz / 1942.5-1947.5 Mhz -Area III-)

iv)	For the SCMA service, in Lot N° 8 –Partial Assignment- (Band: 1730-1745 Mhz / 2130-2145 Mhz -National Area-).

The payment of US$ 410,736,579 corresponds to the amounts offered for the assigned frequency bands and has been made to the accounts of the National State informed by SC’s Note 1474/14 on November 12, 2014, and in accordance with the List of Conditions of the Auction (the “List of Conditions”) and the Clarification Note N 1.

The funds for this payment came from a capital increase paid-in by the shareholders of the Company, Telecom Argentina S.A. and Nortel Inversora S.A. (the capital increase, approved by the Ordinary Shareholder’s Meeting of Telecom Personal held on November 17, 2014 that has been almost entirely paid-in), and also from proprietary funds and financing from financial entities.

The Company has requested to complete the assignment of the frequency bands for the SCMA services in Lot 8. This lot has been partially assigned through SC Resolution N 83/2014 and the Company has reserved the applicable rights.

Sincerely,

Pedro Insussarry

Responsible for Market Relations

Telecom Personal S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 17, 2014	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman